UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: March 16, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release regarding sale of Hyperlink Research to INTAGE Inc.

Exhibit 99.1
For immediate release
XSEL to Sell Hyperlink Research to INTAGE Inc.
Sharpening its Focus on Sports Broadcast Business
BEIJING, March 13, 2009 — Xinhua Sports & Entertainment Limited (“XSEL”; NASDAQ: XSEL), a leading media group in China, announced today that it has entered into a conditional agreement to sell the entire equity interests in Shanghai Hyperlink Market Research Co Ltd, a leading market research company in China, to INTAGE Inc., a Tokyo-based market research leader in Japan, for a purchase price of 1,050,000,000 Yen (approximately US$ 10.69 million).
“While Hyperlink has continued to build on its reputation as a leading market research company in China, we have decided to focus our resources on our high margin broadcast business with a particular focus on sports and entertainment,” said Ms. Fredy Bush, XSEL CEO. “We believe this transaction provides the best environment for both XSEL and Hyperlink to achieve a new level of success.”
Established in 1997, Hyperlink is a leader in consumer trends research and data in the fast-growing China market. XSEL previously announced that it had signed a memorandum of understanding to sell Hyperlink to INTAGE on January 23, 2009. The agreement is subject to fulfillment of certain conditions, and is expected to close in the second quarter of 2009.
End
For more information:
Media Contact
Joy Tsang, XSEL, +86 21 6113 5999, joy.tsang@xsel.com
Lindsay Koval, AGG International, +1 212 614 4170, lindsay@aggintl.com
IR Contact
Edward Liu, XSEL, +86 21 6113 5978, edward.liu@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774, info@amcapventures.com

About XSEL
Xinhua Sports & Entertainment Limited (“XSEL”; NASDAQ: XSEL) is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phones, cinema, university campuses and other multimedia assets in China. Along with its in-house advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the Company employs more than 1,350 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit http://www.xsel.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form -20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.